Exhibit 12.1

	Year Ended December 31					Nine Months Ended September 30 2008
	2007	2006	2005	2004	2003
	(in millions, except ratios)
Earnings
Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$997.2	$465.4	$693.9	$(275.7)	$(452.4)	$771.5
Fixed Charges	210.2	221.3	239.3	239.3	219.2	139.1

Adjusted Earnings	$1,207.4	$686.7	$933.2	$(36.4)	$(233.2)	$910.6

Fixed Charges
Interest and Debt Expense	$183.1	$191.8	$208.0	$207.1	$187.2	$121.5
Interest Credited to Policyholders	10.7	11.5	13.8	14.2	16.7	6.9
Amortization of Deferred Debt Costs	5.0	6.1	7.8	7.3	5.4	2.5
Portion of Rents Deemed Representative of Interest	11.4	11.9	9.7	10.7	9.9	8.2

Total Fixed Charges	$210.2	$221.3	$239.3	$239.3	$219.2	$139.1

Ratio of Earnings to Fixed Charges (a)	5.7	3.1	3.9	(b )	(b )	6.5

(a)	There are currently no shares of preferred stock outstanding, and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
(b)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $275.7 million and $452.4 million for the years ended December 31, 2004 and 2003, respectively.